UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2020

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [  ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [  ] No [X]

INCORPORATION BY REFERENCE

The information contained in this report on Form 6-K shall be deemed incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-233422, 333-229801, and 333-226194) and Form S-8 (Registration Number 333-226813) of National Energy Services Reunited Corp. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

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FINANCIAL INFORMATION AND CURRENCY OF FINANCIAL STATEMENTS

The unaudited condensed consolidated interim financial statements included in Part 1, Item 1, “Financial Statements (Unaudited)” of this Periodic Report have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Unless otherwise indicated, all references in this Periodic Report to “dollars,” “$,” or “US$” are to U.S. dollars, which is the reporting currency of the condensed consolidated interim financial statements.

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PART I – FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS (UNAUDITED)

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	June 30, 2020	December 31, 2019

Assets
Current assets
Cash and cash equivalents	$79,317	$73,201
Accounts receivable, net	113,454	98,799
Unbilled revenue	126,840	76,347
Service inventories, net	91,764	78,841
Prepaid assets	9,412	9,590
Retention withholdings	49,671	40,970
Other receivables	14,923	14,019
Other current assets	5,158	11,442
Total current assets	490,539	403,209
Non-current assets
Property, plant and equipment, net	458,161	419,307
Intangible assets, net	119,206	122,714
Goodwill	595,706	574,764
Other assets	1,278	2,370
Total assets	$1,664,890	$1,522,364

Liabilities and equity
Liabilities
Accounts payable	$123,213	$65,704
Accrued expenses	49,393	69,137
Current installments of long-term debt	46,372	15,000
Short-term borrowings	39,781	37,963
Income taxes payable	9,138	7,542
Other taxes payable	9,067	7,189
Other current liabilities	53,272	25,601
Total current liabilities	330,236	228,136

Long-term debt	335,457	330,564
Deferred tax liabilities	24,090	26,217
Employee benefit liabilities	18,900	16,745
Other liabilities	43,976	34,230
Total liabilities	752,659	635,892

Commitments and contingencies (Note 14)	-	-

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at June 30, 2020 and December 31, 2019, respectively	-	-
Common stock, no par value; unlimited shares authorized; 87,495,221 and 87,187,289 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	801,545	801,545
Additional paid in capital	20,999	17,237
Retained earnings	89,564	67,661
Accumulated other comprehensive income	64	29
Total shareholders’ equity	912,172	886,472
Non-controlling interests	59	-
Total equity	912,231	886,472
Total liabilities and equity	$1,664,890	$1,522,364

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

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NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

(In US$ thousands, except share data and per share amounts)

	Quarter ended		Year-to-date period ended
Description	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Revenues	$203,249	$159,899	$402,548	$311,603
Cost of services	(164,343)	(116,893)	(322,613)	(231,390)
Gross profit	38,906	43,006	79,935	80,213
Selling, general and administrative expenses	(17,114)	(17,062)	(35,741)	(30,107)
Amortization	(3,934)	(3,949)	(7,821)	(8,003)
Operating income	17,858	21,995	36,373	42,103
Interest expense, net	(4,165)	(5,750)	(8,675)	(9,680)
Other income / (expense), net	(309)	(438)	(420)	(499)
Income before income tax	13,384	15,807	27,278	31,924
Income tax expense	(2,848)	(4,451)	(5,375)	(7,394)
Net income / (loss)	10,536	11,356	21,903	24,530
Net income / (loss) attributable to non-controlling interests	-	-	-	-
Net income attributable to shareholders	$10,536	$11,356	$21,903	$24,530

Weighted average shares outstanding:
Basic	88,232,694	86,896,779	87,731,986	86,895,285
Diluted	88,232,694	86,896,779	87,731,986	86,895,285

Net earnings per share (Note 16):
Basic	$0.12	$0.13	$0.25	$0.28
Diluted	$0.12	$0.13	$0.25	$0.28

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

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NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(In US$ thousands)

	Quarter ended		Year-to-date period ended
Description	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Net income	$10,536	$11,356	$21,903	$24,530
Other comprehensive income, net of tax
Foreign currency translation adjustments	6	(19)	35	(19)
Total Comprehensive Income, net of tax	10,542	11,337	21,938	24,511
Comprehensive income attributable to non-controlling interest	-	-	-	-
Comprehensive income attributable to shareholders	$10,542	$11,337	$21,938	$24,511

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

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NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY

(In US$ thousands, except share data)

				Accumulated		Total
			Additional Paid In	Other Comprehensive	Retained	Company Stockholders’	Noncontrolling	Total Stockholders’
Description	Ordinary Shares		Capital	Income	Earnings	Equity	Interests	Equity
	Shares	Amount
Balance at March 31, 2020	87,495,221	$801,545	$18,872	$58	$79,028	$899,503	$-	$899,503
Share-based compensation expense	-	-	2,125	-	-	2,125	-	2,125
Vesting of restricted share units	-	-	-	-	-	-	-	-
Other	-	-	2	6	-	8	59	67
Net income	-	-	-	-	10,536	10,536	-	10,536
Balance at June 30, 2020	87,495,221	$801,545	$20,999	$64	$89,564	$912,172	$59	$912,231

Successor (NESR)	Shares	Amount	Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity	Noncontrolling Interests	Total Equity

Balance at March 31, 2019	86,896,779	$801,545	$12,322	$48	$41,472	$855,387	$-	$855,387
Share-based compensation expense	-	-	1,373	-	-	1,373	-	1,373
Other	-	-	3	(19)	(1)	(17)	-	(17)
Net income	-	-	-	-	11,356	11,356	-	11,356
Balance at June 30, 2019	86,896,779	$801,545	$13,698	$29	$52,827	$868,099	$-	$868,099

				Accumulated		Total
			Additional Paid In	Other Comprehensive	Retained	Company Stockholders’	Noncontrolling	Total Stockholders’
Description	Ordinary Shares		Capital	Income	Earnings	Equity	Interests	Equity
	Shares	Amount
Balance at December 31, 2019	87,187,289	$801,545	$17,237	$29	$67,661	$886,472	$-	$886,472
Share-based compensation expense	-	-	3,760	-	-	3,760	-	3,760
Vesting of restricted share units	307,932	-	-	-	-	-	-	-
Other	-	-	2	35	-	37	59	96
Net income	-	-	-	-	21,903	21,903	-	21,903
Balance at June 30, 2020	87,495,221	$801,545	$20,999	$64	$89,564	$912,172	$59	$912,231

Successor (NESR)	Shares	Amount	Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity	Noncontrolling Interests	Total Equity

Balance at December 31, 2018	85,562,769	$801,545	$1,034	$48	$28,297	$830,924	$67	$830,991
Share-based compensation expense	-	-	2,113	-	-	2,113	-	2,113
Other	33,796	-	4	(19)	-	(15)	-	(15)
Acquisition of non-controlling interest during the period	-	-	67	-	-	67	(67)	-
NPS equity earn-out	1,300,214	-	10,480	-	-	10,480	-	10,480
Net income	-	-	-	-	24,530	24,530	-	24,530
Balance at June 30, 2019	86,896,779	$801,545	$13,698	$29	$52,827	$868,099	$-	$868,099

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

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NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(In US$ thousands)

	Year-to-date period ended June 30, 2020	Year-to-date period ended June 30, 2019

Cash flows from operating activities:
Net income	$21,903	$24,530
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	59,585	38,476
Share-based compensation expense	3,760	2,113
Loss (Gain) on disposal of assets	240	(356)
Non-cash interest expense	(125)	2,484
Deferred tax expense (benefit)	(2,126)	(1,077)
Allowance for (reversal of) doubtful receivables	(26)	476
Provision for obsolete service inventories	614	1,057
Other operating activities, net	219	(1,848)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	1,887	(41,440)
(Increase) in inventories	(7,883)	(7,964)
Decrease (increase) in prepaid assets	857	(2,289)
(Increase) in other current assets	(46,533)	(8,651)
(Increase) decrease in other long-term assets and liabilities	(2,140)	702
Increase in accounts payable and accrued expenses	23,185	20,009
(Decrease) in other current liabilities	(818)	(2,050)
Net cash provided by operating activities	52,599	24,172

Cash flows from investing activities:
Capital expenditures	(50,661)	(56,513)
Proceeds from disposal of assets	1,277	1,273
Acquisition of business, net of cash acquired (Note 5)	3,740	-
Other investing activities	(570)	(285)
Net cash used in investing activities	(46,214)	(55,525)

Cash flows from financing activities:
Proceeds from long-term debt	15,000	365,000
Repayments of long-term debt	-	(278,039)
Proceeds from short-term borrowings	3,999	-
Repayments of short-term borrowings	(7,131)	(7,013)
Payments on capital leases	(11,180)	-
Payments on seller-provided financing for capital expenditures	(992)	-
Other financing activities, net	-	(3,825)
Net cash (used in) provided by financing activities	(304)	76,123

Effect of exchange rate changes on cash	35	(19)
Net increase in cash	6,116	44,751
Cash and cash equivalents, beginning of period	73,201	24,892
Cash and cash equivalents, end of period	$79,317	$69,643

Supplemental disclosure of cash flow information (also refer Note 3):
Interest paid	7,467	8,317
Income taxes paid	6,196	13,890

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

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NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

National Energy Services Reunited Corp. (“NESR,” the “Company,” “we,” “our,” “us” or similar terms), a British Virgin Islands corporation headquartered in Houston, Texas, is one of the largest oilfield services providers in the Middle East North Africa (“MENA”) region.

Formed in January 2017, NESR started as a special purpose acquisition company (“SPAC”) designed to invest in the oilfield services space globally. NESR filed a registration statement for its initial public offering in May 2017. In November 2017, NESR announced the acquisition of two oilfield services companies in the MENA region: NPS Holdings Limited (“NPS”) and Gulf Energy S.A.O.C. (“GES” and, together with NPS, the “Subsidiaries”). The formation of NESR as an operating entity was completed on June 7, 2018, after the transactions were approved by the U.S. Securities and Exchange Commission (“SEC”) and NESR shareholders. On June 1, 2020, NESR further expanded its footprint within the MENA region by acquiring Sahara Petroleum Services Company S.A.E. (“SAPESCO”).

NESR’s revenues are primarily derived by providing production services (“Production Services”) such as hydraulic fracturing, cementing, coiled tubing, filtration, completions, stimulation, pumping and nitrogen services. NESR also provides drilling and evaluation services (“Drilling and Evaluation Services”) such as drilling downhole tools, directional drilling, fishing tools, testing services, wireline, slickline, fluids and rig services. NESR has significant operations throughout the MENA region including Saudi Arabia, Oman, Qatar, Iraq, Algeria, United Arab Emirates and Kuwait.

2. BASIS OF PRESENTATION

The accompanying condensed consolidated interim financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial reporting purposes. Accordingly, certain information and note disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These condensed consolidated interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the U.S. Securities Act of 1933 as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make a comparison of the Company’s condensed consolidated interim financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

9

Use of estimates

The preparation of condensed consolidated interim financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s significant estimates include estimates made towards the purchase price allocation for the acquisition of SAPESCO, the allowance for doubtful accounts, evaluation for impairment of property, plant and equipment, evaluation for impairment of goodwill and intangible assets, estimated useful life of property, plant, and equipment and intangible assets, provision for inventories obsolescence, recoverability of unbilled revenue, provision for unrecognized tax benefits, recoverability of deferred taxes and contingencies and actuarial assumptions in employee benefit plans.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed consolidated interim financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from the estimates.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Supplemental cash flow information

Non-cash transactions for the year-to-date period ended June 30, 2020 were as follows:

●	Purchases of property, plant, and equipment in Accounts payable, Accrued expenses and Short-term borrowings at June 30, 2020 of $15.2 million, $0.9 million, and $28.6 million, respectively, are not included under “Capital expenditures” within the Condensed Consolidated Statement of Cash Flows.

●	Capital lease obligations of $27.0 million classified as a short-term obligation within Other current liabilities and $9.0 million classified as a long-term obligation within Other liabilities, are not included under “Payments on capital leases” within the Condensed Consolidated Statement of Cash Flows.

●

Purchases of property, plant, and equipment using seller-provided installment financing of $3.5 million included in Other current liabilities and $1.5 million in Other liabilities are not included under “Payments on seller-provided financing for capital expenditures” within the Condensed Consolidated Statement of Cash Flows. Additionally, purchases of property, plant, and equipment using seller-provided installment financing of $1.5 million included in Accounts Payable are not included under “Payments on seller-provided financing for capital expenditures” within the Condensed Consolidated Statement of Cash Flows.

●	Obligations of $40.6 million classified, related to the future payments of cash and shares for the purchase of SAPESCO (Note 5), are not included under “Acquisition of business, net of cash acquired” within the Condensed Consolidated Statement of Cash Flows.

Non-cash transactions for the year-to-date period ended June 30, 2019 were as follows:

●	Purchases of property, plant, and equipment in accounts payable and short-term debt at June 30, 2019 of $28.8 million and $5.1 million, respectively, are not included under “Capital expenditures” within the Condensed Consolidated Statement of Cash Flows.

10

Recently issued accounting standards not yet adopted

The SEC permits qualifying Emerging Growth Companies (“EGC”) to defer the adoption of accounting standards updates until the time when a private company would adopt such standards. The Company continues to qualify as an EGC as of June 30, 2020.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases,” a new standard on accounting for leases. This update increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. In June 2020, the FASB Issued ASU No. 2020-05, “Accounting Standards Update 2020-05—Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities.” ASU No. 2020-05 deferred the Company’s adoption of ASU 2016-02, as amended, to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the provisions of ASU 2016-02 and related interpretive amendments (ASU 2018-01, “Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842,” ASU 2018-10, “Codification Improvements to Topic 842, Leases,” ASU 2018-11, “Leases (Topic 842): Targeted Improvements,” ASU 2018-20, “Leases (Topic 842): Narrow-Scope Improvements for Lessors,” and ASU 2019-01, “Leases (Topic 842): Codification Improvements,” inclusive) and assessing the impact, if any, on its condensed consolidated interim financial statements and related disclosures.

All other new accounting pronouncements that have been issued but not yet effective are currently being evaluated and at this time are not expected to have a material impact on our financial position or results of operations.

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4. REVENUE

Disaggregation of revenue

There is significant homogeneity amongst the Company’s revenue-generating activities. In all service lines, the Company provides a “suite of services” to fulfill a customer purchase/service order, encompassing personnel, use of Company equipment, and supplies required to perform the services. Over 98% percent of the Company’s revenue is from the MENA region with the majority sourced from governmental customers, predominantly in Oman and Saudi Arabia. Information regularly reviewed by the chief operating decision maker (“CODM”) for evaluating the financial performance of operating segments is focused on the timing of when the services are performed during a well’s lifecycle. Production Services are services performed during the production stage of a well’s lifecycle. Drilling and Evaluation Services are services performed during the pre-production stages of a well’s lifecycle.

Based on these considerations, the following table provides disaggregated revenue data by the phase in a well’s lifecycle during which revenue has been recorded (in US$ thousands):

	Quarter ended		Year-to-date period ended
Revenue by Phase in Well’s Lifecycle:	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Production Services	$139,034	$95,358	$272,224	$187,471
Drilling and Evaluation Services	64,215	64,541	130,324	124,132
Total revenue by phase in well’s life cycle	$203,249	$159,899	$402,548	$311,603

5. BUSINESS COMBINATION

In June of 2020, NESR executed the Deed of Amendment (“Deed of Amendment”) to the Agreement dated February 13, 2020 related to the sale and purchase of 99.7% of SAPESCO (collectively with the Deed of Amendment, the “Sale & Purchase Agreement”). The executed Deed of Amendment gives NESR control over SAPESCO effective from June 1, 2020. Accordingly, the accounting of the acquisition has been carried out effective June 1, 2020. Formal closing and legal transfer of consideration will be completed in the third quarter of 2020 upon final regulatory approvals and completion of normal closing requirements, which were temporarily delayed as a result of the global COVID-19 pandemic.

Description of the SAPESCO Transaction

Under the terms of the Sale & Purchase Agreement, NESR acquired 99.7% of the issued and outstanding shares of SAPESCO in a cash and stock transaction which comprised of $11.0 million to be paid at closing, an additional $6.0 million to be paid in three equal installments by September 1, 2020, for a total cash consideration of $17.0 million, and the issuance of 2,237,000 NESR shares based on a $10.00 per share conversion rate.

The Sale & Purchase Agreement contains earn-out mechanisms that enable the sellers to receive additional consideration after the closing of the Business Combination as follows:

●	Cash Earn-Out (“Cash Earn-Out”) of up to $6.9 million in cash based on collection of certain receivables;

●	Additional Earn-Out Shares (“Additional Earn-Out Shares”) based on the collection of certain receivables and only to the extent that NESR’s average share price during the fourth quarter of 2020 is less than $9 per share; and

●	Customer Receivables Earn-Out Shares (“Customer Receivables Earn-Out Shares”) based on the collection of certain long-dated and/or doubtful receivables for two years subsequent to the Closing Date, to be settled at the NESR Additional Share Price (“NESR Additional Share Price”) which is derived from taking the average of the price of the Company’s shares (“NESR Shares”) during each calendar quarter within the 12 months after the Closing Date and applying the average price in each quarter to the long-dated and doubtful receivables collected during the relevant quarter, provided that if such price is: (a) less than $10, the NESR Additional Share Price shall be $10 or (b) greater than $11.70, the NESR Additional Share Price shall be $11.70.

Collectively, the Cash Earn-Out and Additional Earn-Out Shares were fair valued at $11.7 million. The long-dated and doubtful receivables and corresponding Customer Receivables Earn-Out Shares contingency were fair valued at $0.

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Financing of Business Combination

Consideration for the Business Combination was funded through the following sources and transactions:

●	cash and cash equivalents of $11 million, reflected in Other current liabilities in the Condensed Consolidated Balance Sheet as of June 30, 2020;

●	deferred consideration of $6 million ($5.958 million at present value on June 1, 2020), reflected in Other current liabilities in the Condensed Consolidated Balance Sheet as of June 30, 2020;

●	the issuance of 2,237,000 NESR ordinary shares to the SAPESCO selling stockholders in exchange for their SAPESCO shares also reflected in Other liabilities in the Condensed Consolidated Balance Sheet as of June 30, 2020.

The following summarizes the preliminary consideration to purchase 99.7% of the issued and outstanding equity interests of SAPESCO:

	SAPESCO
	Value (In US$ thousands)	Shares

Cash consideration	$16,958
Total consideration – cash	16,958

NESR ordinary share consideration	12,013	2,237,000
Total consideration – equity (1)	12,013	2,237,000

Estimated earn-out mechanisms	11,678	-	(2)

Preliminary consideration	$40,649	2,237,000

(1)	The fair value of NESR ordinary shares was determined based upon the $5.37 per share closing price of NESR ordinary shares on June 1, 2020, the acquisition date of the Business Combination. Control was transferred by agreement with the selling shareholders of SAPESCO.
(2)	The quantity of Additional Earn-Out Shares will not be known until the fourth quarter of 2020 when this contingency is resolved. A liability totalling $6.4 million has been recorded in Other liabilities pending the outcome of this contingency. As the Company is contractually obligated to settle this contingency in shares, we believe that presentation as a non-current liability best matches the contingency with the long-term nature of equity financing.

Accounting treatment

The Business Combination is accounted for under ASC 805, Business Combinations (“ASC 805”). Pursuant to ASC 805, NESR has been determined to be the accounting acquirer. SAPESCO constitutes a business, with inputs, processes, and outputs. Accordingly, the acquisition of SAPESCO constitutes the acquisition of a business for purposes of ASC 805, and due to the change in control of SAPESCO was accounted for using the acquisition method. NESR recorded the fair value of assets acquired and liabilities assumed from SAPESCO.

The allocation of the consideration to the tangible and intangible assets acquired and liabilities assumed, is based on various estimates. As of June 30, 2020, management was (1) finalizing fair value of purchase consideration, (2) completing physical verifications and obsolescence assessments for Service inventories, and Property, plant and equipment, (3) evaluating the fair value of Service inventories, Property, plant and equipment, and Intangible assets, (4) completing valuation procedures for certain current assets and liabilities, (5) accounting for income taxes, and (6) concluding valuation procedures for Employee benefit liabilities and equipment capital leases recorded in Other liabilities. As such, to the extent of these estimates, the purchase price allocation is preliminary. Management expects that these values will be finalized by the fourth quarter of 2020. Any adjustments will be recognized in the reporting period in which the adjustment amounts are determined.

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The following table summarizes the preliminary allocation of the purchase price allocation (in US% thousands):

Allocation of consideration

Cash and cash equivalents	$3,740
Accounts receivable, net	16,516
Unbilled revenue	5,976
Service inventories	5,654
Prepaid assets	679
Retention withholdings	279
Other current assets	551
Property, plant and equipment	34,161
Intangible assets	4,220
Other assets	200
Total identifiable assets acquired	71,976

Accounts payable	11,974
Accrued expenses	6,455
Current installments of long-term debt	5,400
Short-term borrowings	5,692
Income taxes payable	313
Other taxes payable	2,514
Other current liabilities	1,679
Long-term debt	15,582
Employee benefit liabilities	868
Other liabilities	1,733
Noncontrolling interests	59
Net identifiable liabilities acquired	52,269
Total fair value of net assets acquired	19,707
Goodwill	20,942
Preliminary consideration	$40,649

Intangible assets

Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805.

The preliminary allocation to intangible assets is as follows (in US$ thousands):

	Fair Value
	Total	Useful Life
	(In US$ thousands)
Customer contracts	$3,770	8 years
Trademarks and trade names	450	2 years
Total intangible assets	$4,220

Goodwill

As of June 30, 2020, $20.9 million has been allocated to goodwill. Goodwill represents the excess of the gross consideration transferred over the fair value of the underlying net tangible and identifiable definite-lived intangible assets acquired. The goodwill is not amortizable for tax purposes. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets apart from goodwill. Intangible assets not recognized apart from goodwill consist primarily of the strong market positions and the assembled workforces.

In accordance with FASB ASC Topic 350, Goodwill and Other Intangible Assets, goodwill will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event management determines that the value of goodwill has become impaired, an accounting charge for the amount of impairment during the period in which the determination is made may be recognized.

14

Transaction costs

The Company incurred $0.9 million in advisory, legal, accounting, and management fees through June 30, 2020, which includes the amounts the Company had spent prior to the acquisition date of the Business Combination. These costs are recorded in selling, general and administrative expenses in the Condensed Consolidated Interim Statements of Operations in connection with the Business Combination. Transaction costs are reported as a cash outflow from operating activities by the Company.

Unaudited pro-forma information

The following table summarizes the supplemental consolidated results of the Company on an unaudited pro forma basis, as if the Business Combination had been consummated on January 1, 2019 for the quarter and year-to-date periods ended June 30, 2020 and June 30, 2019, respectively (in US$ thousands):

	Quarter ended		Year-to-date period ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Revenues	$209,563	$179,557	$421,287	$347,941
Net income/(loss)	7,034	17,695	19,184	35,086

These pro forma results were based on estimates and assumptions, which the Company believes are reasonable. They are not the results that would have been realized had the Company been a combined company during the periods presented and are not necessarily indicative of consolidated results of operations in future periods. SAPESCO’s results for the periods presented include significant charges for restructuring and related activities that may not have been incurred had the Company been a combined company during the periods presented. The pro-forma results include adjustments primarily related to purchase accounting adjustments. Acquisition costs and other non-recurring charges incurred in connection with the Business Combination are included in the earliest period presented.

SAPESCO revenue of $3.9 million and net income of $0.1 million are included in the consolidated statement of operations during the quarter and year-to-date periods ended June 30, 2020.

6. ACCOUNTS RECEIVABLE

The following table summarizes the accounts receivable of the Company as of the period end dates set forth below (in US$ thousands):

	June 30, 2020	December 31, 2019
Trade receivables	$115,819	$100,642
Less: allowance for doubtful accounts	(2,365)	(1,843)
Total	$113,454	$98,799

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Trade receivables relate to the sale of services, for which credit is extended based on our evaluation of the customer’s creditworthiness. The gross contractual amounts of trade receivables at June 30, 2020 and December 31, 2019 were $115.8 million and $100.6 million, respectively. Movement in the allowance for doubtful accounts is as follows (in US$ thousands):

	Quarter ended		Year-to-date period ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Allowance for doubtful accounts at beginning of period	$(2,442)	$(760)	$(1,843)	$(693)
(Increase) decrease to allowance for the year	(25)	(339)	26	(476)
(Recovery) write-off of doubtful accounts	161	649	161	719
Non-cash reclass of allowance for doubtful accounts between unbilled revenue and accounts receivable	(59)	-	(708)	-
Allowance for doubtful accounts at end of period	$(2,365)	$(450)	$(2,365)	$(450)

7. SERVICE INVENTORIES

The following table summarizes the service inventories for the periods as set forth below (in US$ thousands):

	June 30,	December 31,
	2020	2019

Spare parts	$54,739	$39,428
Chemicals	24,589	22,852
Raw materials	911	2,441
Consumables	13,916	15,897
Total	94,155	80,618
Less: allowance for obsolete and slow-moving inventories	(2,391)	(1,777)
Total	$91,764	$78,841

8. PROPERTY, PLANT, & EQUIPMENT

Property, plant and equipment, net of accumulated depreciation, of the Company consists of the following as of the period end dates set forth below (in US$ thousands):

	Estimated Useful Lives (in years)	June 30, 2020	December 31, 2019
Buildings and leasehold improvements	5 to 25	$38,701	$36,853
Oilfield equipment	3 to 15	505,504	411,984
Furniture and fixtures	5	1,503	3,720
Office equipment and tools	3 to 6	39,589	35,991
Vehicles and cranes	5 to 8	8,262	12,292
Less: Accumulated depreciation		(151,440)	(104,689)
Land		5,104	5,104
Capital work in progress		10,938	18,052
Total		$458,161	$419,307

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The Company recorded depreciation expense of $26.4 million, $16.0 million, $51.8 million and $30.5 million for the quarter ended June 30, 2020, the quarter ended June 30, 2019, the year-to-date period ended June 30, 2020, and the year-to-date period ended June 30, 2019, respectively, in the Condensed Consolidated Interim Statement of Operations.

9. GOODWILL AND INTANGIBLE ASSETS

Goodwill

Changes in the carrying amount of goodwill of the Company between December 31, 2019, and June 30, 2020 are as follows (in US$ thousands):

	Production Services	Drilling and Evaluation Services	Goodwill
Balance as of December 31, 2019	$419,646	$155,118	$574,764
SAPESCO Business Combination	8,263	12,679	20,942
Balance as of June 30, 2020	$427,909	$167,797	$595,706

Intangible assets subject to amortization, net

The following is the weighted average amortization period for intangible assets of the Company subject to amortization (in years):

Amortization
Customer contracts	9.9
Trademarks and trade names	7.9
Total intangible assets	9.6

The details of our intangible assets subject to amortization are set forth below (in US$ thousands):

	June 30, 2020			December 31, 2019
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Customer contracts	$125,270	$(25,355)	$99,916	$121,500	$(19,239)	$102,261
Trademarks and trade names	25,950	(6,660)	19,290	25,500	(5,047)	20,453
Total intangible assets	$151,220	$(32,014)	$119,206	$147,000	$(24,286)	$122,714

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10. DEBT

Long-term debt

The Company’s long-term debt obligations consist of the following (in US$ thousands):

	June 30, 2020	December 31, 2019

Secured Term Loan	$300,000	$300,000
Secured Revolving Credit Facility	65,000	50,000
CIB Long-Term Debt	20,972	-
Less: unamortized debt issuance costs	(4,143)	(4,436)
Total loans and borrowings	381,829	345,564
Less: current portion of long-term debt	(46,372)	(15,000)
Long-term debt, net of unamortized debt issuance costs and excluding current installments	$335,457	$330,564

Secured Facilities Agreement

On May 5, 2019, the Company entered into a $450.0 million term loan, revolving credit, and working capital facilities agreement (the “Secured Facilities Agreement”) with Arab Petroleum Investments Corporation (“APICORP”) – Bahrain Banking Branch, HSBC Bank Middle East Limited (“HSBC”), Mashreqbank PSC and Saudi British Bank acting as initial mandated lead arrangers and bookrunners, Mashreqbank PSC acting as global agent, APICORP and Mashreqbank PSC acting as security agents, NPS Bahrain for Oil & Gas Wells Services WLL (“NPS Bahrain”) and its Kuwait branch, Gulf Energy SAOC and National Petroleum Technology Company as borrowers, and HSBC, Mashreqbank PSC, APICORP and Saudi British Bank, as the “Lenders.” On May 23, 2019 and June 20, 2019, the Company entered into $35.0 million and $40.0 million Incremental Facilities Agreements, respectively, increasing the size of the Secured Facilities Agreement to $485.0 million and $525.0 million, respectively. During the quarter ended June 30, 2020, the Secured Facilities Agreement was reduced to $520.6 million primarily as a result of the non-renewal of a project-specific letter of credit.

The $520.6 million Secured Facilities Agreement consists of a $300.0 million term loan due 2025 (the “Term Loan” or “Secured Term Loan”), a $65.0 million revolving credit facility due 2023 (“RCF” or “Secured Revolving Credit Facility”), and a $155.6 million working capital facility. Borrowings under the Term Loan and RCF incur interest at the rate of three-month LIBOR plus 2.4% to 2.7% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the Secured Facilities Agreement. As of June 30, 2020, and December 31, 2019, this resulted in an interest rate of 2.9% and 4.3%, respectively. As of June 30, 2020, and December 31, 2019, the Company had drawn $300.0 million and $300.0 million, respectively, of the Term Loan and $65 million and $50.0 million, respectively, of the RCF.

The RCF was obtained for general corporate and working capital purposes including capital expenditure related requirements and acquisitions (including transaction related expenses). The RCF requires the payment of a commitment fee each quarter. The commitment fee is computed at the rate of 0.60% per annum based on the average daily amount by which the borrowing base exceeds the outstanding borrowings during each quarter. Under the terms of the RCF, the final settlement is due by May 6, 2023. The Company is required to repay the amount of any principal balance outstanding together with any unpaid accumulated interest at three-month LIBOR plus 2.4% to 2.7% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the Secured Facilities Agreement. The Company is permitted to make any prepayment under this RCF in multiples of $5.0 million during this 4-year period up to May 6, 2023. Any unutilized balances from the RCF can be drawn down again during the 4-year tenure at the same terms. As of June 30, 2020, and December 31, 2019, the Company had $0 million and $15.0 million, respectively, available to be drawn under the RCF.

The Secured Facilities Agreement also includes a working capital facility of $155.6 million for issuance of letters of guarantee and letters of credit and refinancing letters of credit over a period of one year, which carries an interest rate equal to three-month U.S. Dollar LIBOR for the applicable interest period, plus a margin of 1.00% to 1.25% per annum. As of June 30, 2020, and December 31, 2019, the Company had utilized $127.4 million and $134.2 million, respectively, under this working capital facility and the balance of $28.2 million and $25.8 million, respectively, was available to the Company.

The Company has also retained legacy bilateral working capital facilities from HSBC totaling $24.4 million and $30.4 million at June 30, 2020 and December 31, 2019, respectively, in Qatar ($10.4 million at June 30, 2020, $16.4 million at December 31, 2019), in the UAE ($13.9 million at both June 30, 2020 and December 31, 2019) and in Kuwait ($0.1 million at both June 30, 2020 and December 31, 2019). As of June 30, 2020, and December 31, 2019, the Company had utilized $19.4 million and $24.1 million, respectively, under this working capital facility and the balance of $5.0 million and $6.3 million, respectively, was available to the Company.

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Utilization of the working capital facilities under both the legacy arrangement and Secured Facilities Agreement comprises letters of credit issued to vendors, guarantees issued to customers, vendors, and others, and short-term borrowings used to settle letters of credit. Once a letter of credit is presented for payment by the vendor, the Company at its election can settle the letter of credit from available cash or leverage short-term borrowings that will be repaid quarterly over a one-year period. Until a letter of credit is presented for payment by the vendor, it is disclosed as an off-balance sheet obligation. For additional discussion of outstanding letters of credit and guarantees, see Note 14, Commitments and Contingencies.

The Secured Facilities Agreement includes covenants that specify maximum leverage (Net Debt / EBITDA) up to 3.50, minimum debt service coverage ratio (Cash Flow / Debt Service) of at least 1.25, and interest coverage (EBITDA / Interest) of at least 4.00. The Company was in compliance with all financial covenants as of both June 30, 2020 and December 31, 2019.

CIB Long-Term Debt

As part of the SAPESCO transaction, the Company assumed a $21 million debt obligation with Commercial International Bank (collectively, “CIB Long-Term Debt”). Under the terms of its arrangement with CIB, the Company will repay $11 million of this balance during the third quarter of 2020 with the remaining $10 million due on July 20, 2021. Borrowings under the CIB Long-Term Debt incur interest at 2% per annum over 6 months LIBOR (to be settled on quarterly basis) plus 50 basis points per annum. As of June 30, 2020, this resulted in an interest rate of 4.4%. The CIB Long-Term Debt (collectively with the CIB Short-Term Debt, discussed below) includes covenants that specify maximum leverage (Total Liabilities / Equity) up to 1.3, minimum debt service coverage ratio ((Cash operating profits after tax + depreciation - annual maintenance for equipment)/(Financial payments + profit sharing for the same period)) of at least 1, and minimum current rate (Current Assets / Current Liabilities) of at least 1.00. The Company was in compliance with all financial covenants as of June 30, 2020.

 .

Short-term debt

The Company’s short-term debt obligations consist of the following (in US$ thousands):

	June 30, 2020	December 31, 2019

CIB Short-Term Debt	$2,177	$-
ABK Short-Term Debt	2,964	-
Other short-term borrowings	34,640	37,963
Short-term debt, excluding current installments of long-term debt	$39,781	$37,963

Short-term borrowings primarily consist of financing for capital equipment and inventory purchases.

CIB Short-Term Debt

As part of the SAPESCO transaction, the Company assumed a $2.6 million debt obligation with Commercial International Bank (collectively, “CIB Short-Term Debt”) for working capital and overdraft purposes. The balances are due no later than September 16, 2020. The CIB Short-Term Debt facilities include a $1.5 million U.S. Dollar time loan facility, a E£2 million Egyptian Pound time loan facility, and a E£10 million Egyptian pound time loan overdraft facility, and $13.8 million U.S. dollars in letters of guarantee.

The U.S. Dollar time loan facility accrues interest at 2.25% per annum over 3 months LIBOR plus 50 basis points per annum of the Highest Monthly Debit Balance (“HMDB”) commission. The Egyptian Pound time loan and overdraft facilities accrue interest at 0.75% per annum over Corridor Offer Rate plus 50 basis points per annum, HMDB commission.

As of June 30, 2020, the CIB Short-Term Debt resulted in an interest rate of 4.6% and 10.6%, respectively, for the U.S. Dollar and Egyptian Pound denominated facilities. As of June 30, 2020, the Company had utilized $1.3 million of the U.S. Dollar time loan facility, E£2.0 million of the Egyptian Pound time loan facility, and E£7.8 million of the Egyptian pound time loan overdraft facility, and $8.5 million in letters of guarantee, with the balances of $0.2 million, E£0 (zero) million, and E£2.2 million, and $5.3 million, respectively, available to the Company.

ABK Short-Term Debt

As part of the SAPESCO transaction, the Company assumed a $3.1 million debt obligation with Al Ahli Bank of Kuwait (collectively, “ABK Short-Term Debt”) for working capital and overdraft purposes. The balance is due no later than September 16, 2020. The ABK Short-Term Debt facilities include a $3.2 million U.S. Dollar time loan facility and $0.2 million U.S. dollars in letters of guarantee. The ABK Short-Term Debt accrues interest at 1.65% per annum over Corridor Offer Rate. As of June 30, 2020, this resulted in an interest rate of 10.9%. As of June 30, 2020, the Company had utilized $2.9 million of the ABK Short-Term Debt facility and $0.2 million in letters of guarantee with $0 (zero) and $0 million, respectively, available to the Company. There are no financial covenants associated with the ABK Short-Term Debt.

Other debt information

Scheduled principal payments of long-term debt for periods subsequent to June 30, 2020 are as follows (in US$ thousands):

2020	$25,972
2021	47,500
2022	45,000
2023	110,000
2024	45,000
2025	112,500
Thereafter	-
Total	$385,972

As part of the SAPESCO transaction, the Company also assumed other working capital facilities totaling $0.8 million with two banks. The facilities are used for letters of guarantee. As of June 30, 2020, the Company has utilized $0.8 million of these facilities with $0 (zero) available.

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11. FAIR VALUE ACCOUNTING

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable, capital leases and loans and borrowings. The fair value of the Company’s financial instruments approximates the carrying amounts represented in the accompanying Condensed Consolidated Balance Sheets, primarily due to their short-term nature. The fair value of the Company’s long-term borrowings also approximates the carrying amounts as these loans are carrying interest at the market rate.

12. EMPLOYEE BENEFITS

Defined benefit plan

The Company provides defined benefit plan of severance pay to eligible employees. The severance pay plan provides for a lump sum payment to employees on separation (retirement, resignation, death while in employment or on termination of employment) of an amount based upon the employees last drawn salary and length of service, subject to the completion of minimum service period (1-2 years) and taking into account the provisions of local applicable law or as per employee contract. The Company records annual amounts relating to these long-term employee benefits based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases and turnover rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in the Condensed Consolidated Interim Statement of Operations. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions. The net periodic costs are recognized as employees render the services necessary to earn these benefits.

The Components of net period benefit cost were as follows (in US$ thousands):

	Quarter ended		Year-to-date period ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Service cost	$761	$591	$1,900	$1,440
Interest cost	190	43	475	176
Other	-	66	-	55
Net cost	$951	$700	$2,375	$1,671

The Company made employer contributions (direct payment of benefits) to its defined benefit plan of $0.9 million, $0.1 million, $1.2 million and $1.1 million for the quarter ended June 30, 2020, the quarter ended June 30, 2019, the year-to-date period ended June 30, 2020, and the year-to-date period ended June 30, 2019, respectively. The plan of the Company is unfunded.

Defined contribution plan

The Company also provides a defined contribution retirement plan and occupational hazard insurance for Omani employees. Contributions to a defined contribution retirement plan and occupational hazard insurance for Omani employees in accordance with the Omani Social Insurances Law are recognized as an expense in the Condensed Consolidated Interim Statement of Operations as incurred. Total contributions were of $0.8 million, $0.8 million, $1.6 million and $1.6 million for the quarter ended June 30, 2020, the quarter ended June 30, 2019, the year-to-date period ended June 30, 2020, and the year-to-date period ended June 30, 2019, respectively. The plan of the Company is unfunded.

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13. SHARE-BASED COMPENSATION EXPENSE

In 2018, the NESR shareholders approved the 2018 Long Term Incentive Plan (the “LTIP”). A total of 5,000,000 ordinary shares are reserved for issuance under the LTIP. Grants to members of the Company’s Board of Directors are time-based and vest ratably over a 1-year period. Grants to the Company employees are time-based and vest ratably over a 3-year period.

The purpose of the LTIP is to enhance NESR’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to NESR by providing these individuals with equity ownership opportunities. The Company intends to use time-based restricted stock unit awards to reward long-term performance of the executive officers. The Company believes that providing a meaningful portion of the total compensation package in the form of share-based awards will align the incentives of its executive officers with the interests of its shareholders and serve to motivate and retain the individual executive officers.

The following tables set forth the LTIP activity for the periods indicated (in US$ thousands, except share and per share amounts):

	Quarter ended
	June 30, 2020		June 30, 2019
	Number of Restricted Shares	Weighted Average Value per Share	Number of Restricted Shares	Weighted Average Value per Share
Unvested at Beginning of Period	2,244,662	$7.72	725,200	$11.15
Granted	-	$-	970,000	$10.36
Vested and issued	-	$-	-	$-
Forfeited	-	$-	(95,000)	$10.86
Unvested at End of Period	2,244,662	$7.72	1,600,200	$10.59

	Year-to-date period ended
	June 30, 2020		June 30, 2019
	Number of Restricted Shares	Weighted Average Value per Share	Number of Restricted Shares	Weighted Average Value per Share
Unvested at Beginning of Period	1,502,690	$10.25	725,200	$11.15
Granted	1,080,905	$4.96	970,000	$10.36
Vested and issued	(307,932)	$10.36	-	$-
Forfeited	(31,001)	$10.45	(95,000)	$10.86
Unvested at End of Period	2,244,662	$7.72	1,600,200	$10.59

At June 30, 2020 and December 31, 2019, the Company had unrecognized compensation expense of $12.8 million and $11.7 million, respectively, related to unvested LTIP to be recognized on a straight-line basis over a weighted average remaining period of 1.9 years and 2.0 years, respectively. Share-based compensation expense has been recorded in the Condensed Consolidated Interim Statement of Operations as follows (in US$ thousands):

	Quarter ended		Year-to-date period ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Cost of Services	$938	$654	$1,665	$968
Selling, general and administrative expenses	1,187	719	2,095	1,145
Net cost	$2,125	$1,373	$3,760	$2,113

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14. COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Company was committed to incur capital expenditures of $22.5 and $22.1 million at June 30, 2020, and December 31, 2019, respectively. Commitments outstanding as of June 30, 2020, are expected to be settled during 2020 and 2021.

Capital lease commitments

The Company leases certain hydraulic fracturing equipment under capital leases that expire between 2021 and 2023. The leases have terms ranging from 24-36 months and imputed interest rates between 4.3%-6.5% per annum. As of June 30, 2020, and December 31, 2019, the total recorded liability for these capital leases was $32.6 million and $33.7 million, respectively, with $25.3 million and $20.5 million, respectively, classified as a short-term obligation within Other current liabilities account and $7.3 million and $13.1 million, respectively, classified as long-term obligations within Other liabilities account in the Condensed Consolidated Balance Sheets. Total interest expense incurred on these capital leases was $0.6 million, $0.0 (zero) million, $1.0 million and $0.0 (zero) million for the quarter ended June 30, 2020, the quarter ended June 30, 2019, the year-to-date period ended June 30, 2020, and the year-to-date period ended June 30, 2019, respectively, in the Condensed Consolidated Interim Statement of Operations. Depreciation of assets held under these capital leases is included within depreciation expense.

The Company also leases certain equipment in Egypt under capital leases that expire between 2020 and 2024. As of June 30, 2020, and December 31, 2019, the total recorded liability for these capital leases was $3.3 million and $0 (zero), respectively, with $1.7 million and $0 (zero), respectively, classified as a short-term obligation within Other current liabilities account and $1.6 million and $0 (zero), respectively, classified as a long-term obligations within Other liabilities account in the Condensed Consolidated Balance Sheets. Total interest expense incurred on capital leases of $0.1 million, $0.0 (zero) million, $0.1 million and $0.0 (zero) million for the quarter ended June 30, 2020, the quarter ended June 30, 2019, the year-to-date period ended June 30, 2020, and the year-to-date period ended June 30, 2019, respectively, in the Condensed Consolidated Interim Statement of Operations. Depreciation of assets held under these capital leases is included within depreciation expense.

Future minimum lease payments and future interest payments under non-cancellable equipment capital leases at June 30, 2020 and December 31, 2019, are payable as follows (in US$ thousands):

	As of June 30, 2020			As of December 31, 2019
	Future Minimum Lease Payments	Future Interest Payments	Total Payments	Future Minimum Lease Payments	Future Interest Payments	Total Payments
2020	$15,948	$1,414	$17,362	$22,930	$1,070	$24,000
2021	14,835	836	15,671	10,743	1,257	12,000
2022	3,214	445	3,659	-	-	-
2023	1,611	344	1,955	-	-	-
2024	315	133	448	-	-	-
2025	-	-	-	-	-	-
Thereafter	-	-	-	-	-	-
Total	$35,923	$3,172	$39,095	$33,673	$2,327	$36,000

Operating lease commitments

Future minimum lease commitments under non-cancellable operating leases with initial or remaining terms of one year or more at June 30, 2020 and December 31, 2019, respectively, are payable as follows (in US$ thousands):

	June 30, 2020	December 31, 2019
2020	$19,092	$23,201
2021	18,781	18,560
2022	2,820	2,780
2023	1,338	2,291
2024	1,338	2,292
2025	1,342	2,296
Thereafter	3,281	1,629
Total	$47,992	$53,049

The Company recorded rental expense of $34.6 million, $30.9 million, $68.9 million and $56.4 million for the quarter ended June 30, 2020, the quarter ended June 30, 2019, the year-to-date period ended June 30, 2020, and the year-to-date period ended June 30, 2019, respectively, in the Condensed Consolidated Interim Statement of Operations.

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Other commitments

The Company purchases certain property, plant, and equipment using seller-provided installment financing with payment terms extending to 24 months. The amounts due to the vendors at June 30, 2020, and December 31, 2019, were $6.4 million and $6.0 million, respectively. As of June 30, 2020, the Company recorded $1.5 million, $3.5 million, and $1.5 million in Accounts payable, Other current liabilities, and Other liabilities, respectively, in the Condensed Consolidated Balance Sheet, for amounts due using seller-provided installment financing. As of December 31, 2019, the Company recorded $0 (zero), $3.0 million, and $3.0 million in Accounts payable, Other current liabilities, and Other liabilities, respectively, in the Condensed Consolidated Balance Sheet, for amounts due using seller-provided installment financing.

The Company has outstanding letters of credit amounting to $16.3 million and $21.2 million as of June 30, 2020, and December 31, 2019, respectively.

In the normal course of business with customers, vendors and others, the Company has entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees which totaled $105.7 million and $99.1 million as of June 30, 2020, and December 31, 2019, respectively. The Company has also entered into cash margin guarantees totaling $5.2 million and $5.8 million at June 30, 2020, and December 31, 2019, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on the Company’s condensed consolidated interim financial statements.

As of June 30, 2020, and June 30, 2019, the Company had liabilities of $6.7 million and $6.7 million, respectively, on the Condensed Consolidated Balance Sheet included in the line item “Other liabilities,” reflecting various liabilities associated with the 2014 acquisition of NPS Bahrain by NPS Holdings Limited.

Legal proceedings

The Company is involved in certain legal proceedings which arise in the ordinary course of business and the outcomes of which are currently subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss are difficult to ascertain. Consequently, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of these disputes. The Company is contesting these claims/disputes and the Company’s management currently believes that provision against these potential claims is not required as the ultimate outcome of these disputes would not have a material impact on the Company’s business, financial condition or results of operations.

15. EQUITY

The Company is authorized to issue an unlimited number of ordinary shares, no par value, and preferred shares, no par value. The Company’s ordinary shares are entitled to one vote for each share. As of June 30, 2020, there were 87,495,221 ordinary shares outstanding, 22,921,700 public warrants and 12,618,680 private warrants. Each warrant entitles the registered holder to purchase one-half of one ordinary share at a price of $5.75 per half share at any time. The warrants must be exercised for whole ordinary shares. The warrants expire on June 6, 2023. The private warrants are identical to the public warrants except that such warrants are exercisable for cash (even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable so long as they are still held by the initial purchasers or their affiliates. No public warrants are exercisable for cash unless there is an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares.

The Company is authorized to issue an unlimited number of preferred shares divided into five classes with designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. As of June 30, 2020, or December 31, 2019, there were no preferred shares issued or outstanding.

In February 2019, pursuant to the NPS Stock Purchase Agreement, the Company issued 1,300,214 NESR ordinary shares to satisfy its obligation in connection with the NPS Equity Stock Earn-Out, a contingent consideration obligation arising from its acquisition of NPS in 2018.

The issuance of 2,237,000 NESR ordinary shares to the SAPESCO selling stockholders in exchange for their SAPESCO shares is reflected in Other liabilities in the Condensed Consolidated Balance Sheet as of June 30, 2020. The shares are expected to be issued in the third quarter of 2020 at which time purchase consideration will be transferred from Other liabilities to Additional paid in capital. As the Company is contractually obligated to settle this purchase consideration in shares, we believe that presentation as a non-current liability best matches the contingency with the long-term nature of equity financing.

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16. EARNINGS PER SHARE

Basic earnings per common share was computed using the two-class method by dividing basic net income attributable to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per common share was computed using the two-class method by dividing diluted net income attributable to common shareholders by the weighted-average number of common shares outstanding plus dilutive common equivalent shares. Dilutive common equivalent shares include all in-the-money outstanding contracts to issue common shares as if they were exercised or converted.

The following tables provide a reconciliation of the data used in the calculation of basic and diluted ordinary shares outstanding for the period (in US$ thousands except shares and per share amounts).

Date	Transaction Detail	Change in Shares	Quarter ended June 30, 2020 Weighted Average Ordinary Shares Outstanding
March 31, 2020	Beginning Balance		87,495,221
June 1, 2020	Shares to be issued in SAPESCO transaction (Note 5) (1)	2,237,000	737,473
June 30, 2020	Ending Balance		88,232,694

(1)	Contingently issuable shares are included in basic EPS only when there is no circumstance under which those shares would not be issued, as such 2,237,000 shares expected to be issued in the third quarter of 2020 pursuant to the Sale & Purchase Agreement for SAPESCO have been included in basic earnings per share.

Date	Transaction Detail	Change in Shares	Quarter ended June 30, 2019 Weighted Average Ordinary Shares Outstanding
March 31, 2019	Beginning Balance		86,896,779
June 30, 2019	Ending Balance		86,896,779

Date	Transaction Detail	Change in Shares	Year-to-date period ended June 30, 2020 Weighted Average Ordinary Shares Outstanding
December 31, 2019	Beginning Balance		87,187,289
March 18, 2020	Restricted stock vesting	307,932	175,961
June 1, 2020	Shares to be issued in SAPESCO transaction (Note 5) (1)	2,237,000	368,736
June 30, 2020	Ending Balance		87,731,986

(1)	Contingently issuable shares are included in basic EPS only when there is no circumstance under which those shares would not be issued, as such 2,237,000 shares issued in the third quarter of 2020 pursuant to the Sale & Purchase Agreement for SAPESCO have been included in basic earnings per share.

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Date	Transaction Detail	Change in Shares	Year-to-date period ended June 30, 2019 Weighted Average Ordinary Shares Outstanding
December 31, 2018	Beginning Balance		85,562,769
January 9, 2019	Other	33,796	32,302
February 19, 2019	NPS equity stock earn-out	1,300,214	1,300,214
June 30, 2019	Ending Balance		86,895,285

	Quarter ended		Year-to-date period ended
Shares for Use in Allocation of Participating Earnings:	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Weighted average ordinary shares outstanding	88,232,694	86,896,779	87,731,986	86,895,285
Non-vested, participating restricted shares	1,163,757	1,600,200	1,163,757	1,600,200
Shares for use in allocation of participating earnings	89,396,451	88,496,979	88,895,743	88,495,485

Basic earnings per share (EPS):

	Quarter ended		Year-to-date Period Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Net income	$10,536	$11,356	$21,903	$24,530
Less dividends to:
Ordinary Shares	-	-	-	-
Non-vested participating shares	-	-	-	-
Total Undistributed Earnings	$10,536	$11,356	$21,903	$24,530

	Quarter ended		Year-to-date period ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Allocation of undistributed earnings to Ordinary Shares	$10,399	$11,151	$21,616	$24,086
Allocation of undistributed earnings to Non-vested Shares	137	205	287	444
Total Undistributed Earnings	$10,536	$11,356	$21,903	$24,530

	Quarter ended		Year-to-date period ended
Ordinary Shares:	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Distributed Earnings	$-	$-	$-	$-
Undistributed Earnings	0.12	0.13	0.25	0.28
Total	$0.12	$0.13	$0.25	$0.28

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Diluted earnings per share (EPS):

	Quarter ended June 30, 2020			Quarter ended June 30, 2019
Ordinary shares	Undistributed & distributed earnings to ordinary shareholders	Ordinary shares	EPS	Undistributed & distributed earnings to ordinary shareholders	Ordinary shares	EPS

As reported — basic	$10,399	88,232,694	$0.12	$11,151	86,896,779	$0.13

Add-back:
Undistributed earnings allocated to non-vested shareholders	137	-		205	-
12,618,680 Private Warrants @ $5.75 per half share (anti-dilutive)(1)	-	-		-	-
22,921,700 Public Warrants @ $5.75 per half share (anti-dilutive)(1)	-	-		-	-

Less:
Undistributed earnings reallocated to non-vested shareholders	(137)	-		(205)	-

Diluted EPS — Ordinary shares	$10,399	88,232,694	$0.12	$11,151	86,896,779	$0.13

	Year-to-date period ended June 30, 2020			Year-to-date period ended June 30, 2019
Ordinary shares	Undistributed & distributed earnings to ordinary shareholders	Ordinary shares	EPS	Undistributed & distributed earnings to ordinary shareholders	Ordinary shares	EPS

As reported — basic	$21,616	87,731,986	$0.25	$24,086	86,865,285	$0.28

Add-back:
Undistributed earnings allocated to non-vested shareholders	287	-		444	-
12,618,680 Private Warrants @ $5.75 per half share (anti-dilutive)(1)	-	-		-	-
22,921,700 Public Warrants @ $5.75 per half share (anti-dilutive)(1)	-	-		-	-

Less:
Undistributed earnings reallocated to non-vested shareholders	(287)	-		(444)	-

Diluted EPS — Ordinary shares	$21,616	87,731,986	$0.25	$24,086	86,895,285	$0.28

(1)	Non-participating warrants that could be converted into as many as 17,770,190 ordinary shares are excluded from diluted EPS at both June 30, 2020, and June 30, 2019. These warrants are anti-dilutive at current market prices. In addition to these warrants, the Company also has 1,080,905 restricted stock units that are non-participating.

17. INCOME TAXES

NESR is a holding company incorporated in the British Virgin Islands, which imposes a zero percent statutory corporate income tax rate on income generated outside of the British Virgin Islands. The subsidiaries operate in multiple tax jurisdictions throughout the MENA and Asia Pacific regions where statutory tax rates generally vary from 12% to 35%. In the British Virgin Islands, the statutory rate is effectively 0% as tax is not applied on extra territorial activity.

The Company’s effective tax rate was 21%, 28%, 20% and 23% for the quarter ended June 30, 2020, the quarter ended June 30, 2019, the year-to-date period ended June 30, 2020, and the year-to-date period ended June 30, 2019, respectively, in the Condensed Consolidated Interim Statement of Operations. The difference in rate between periods is primarily attributable to the pre-tax income mix by country between periods, the prevalence of nondeductible costs, legal entity restructuring in certain jurisdictions, and improved structuring of capital expenditures between legal entities to minimize tax expenses where possible.

18. RELATED PARTY TRANSACTIONS

Mubbadrah Investment LLC (“Mubbadrah”)

GES leases office space in a building it owns in Muscat, Oman to Mubbadrah along with other Mubbadrah group entities (collectively, the “Mubbadrah group entities”). GES charges rental income to the Mubbadrah group entities for the occupation of the office space, based on usage. Rental income charged by GES to the Mubbadrah group entities amounted to $0.04 million, $0.1 million, $0.1 million and $0.1 million for the quarter ended June 30, 2020, the quarter ended June 30, 2019, the year-to-date period ended June 30, 2020, and the year-to-date period ended June 30, 2019, respectively, in the Condensed Consolidated Interim Statement of Operations. The outstanding balance of receivables from Mubbadrah group entities was $0.6 million and $0.6 million at June 30, 2020 and December 31, 2019, respectively. Mubbadrah is owned by Hilal Al Busaidy and Yasser Al Barami, and, collectively with Mubbadrah, they own 17% of the Company.

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Heavy Equipment Manufacturing & Trading LLC (“HEMT”)

HEMT is a majority owned by Mubbadrah and Hilal Al Busaidy. HEMT is engaged by various subsidiaries of GES for services such as fabrication, manufacturing and maintenance of tools and equipment. HEMT has charged GES $0.02 million, $0.04 million, $0.04 million and $0.05 million for the quarter ended June 30, 2020, the quarter ended June 30, 2019, the year-to-date period ended June 30, 2020, and the year-to-date period ended June 30, 2019, respectively, in relation to these services.

Prime Business Solutions LLC (“PBS”)

PBS is 100% owned by Mubbadrah Business Solutions LLC and is involved in the development and maintenance of Enterprise Resource Planning (“ERP”) systems.

PBS has developed and implemented the GEARS (ERP) system for GES and is currently engaged to maintain it. Charges totaling $0.2 million, $0 (zero), $0.8 million and $0 (zero) for the quarter ended June 30, 2020, the quarter ended June 30, 2019, the year-to-date period ended June 30, 2020, and the year-to-date period ended June 30, 2019, respectively, within the Condensed Consolidated Interim Statement of Operations, for maintenance fees. As of June 30, 2020, and December 31, 2019, $0.4 million and $0.4 million remains payable to PBS.

Nine Energy Service, Inc. (“Nine”)

The Company purchased $0.3 million, $0 (zero), $1.4 million and $0 (zero) for the quarter ended June 30, 2020, the quarter ended June 30, 2019, the year-to-date period ended June 30, 2020, and the year-to-date period ended June 30, 2019, respectively, of products and rentals from Nine. One of the Company’s directors, Andrew Waite, also serves as a director of Nine. As of June 30, 2020, and December 31, 2019, the Company had total liabilities of $5.3 million and $6.8 million, respectively, on its Condensed Consolidated Balance Sheets related to these purchases.

Basin Holdings US LLC (“Basin”)

The Company purchased $0.02 million, $0 (zero), $0.45 million and $0 (zero) for the quarter ended June 30, 2020, the quarter ended June 30, 2019, the year-to-date period ended June 30, 2020, and the year-to-date period ended June 30, 2019, respectively, of products and rentals from Basin. One of the Company’s directors, Antonio J. Campo Mejia, also serves as a director of Basin. As of June 30, 2020, and December 31, 2019, the Company had total liabilities of $0.1 million and $0 (zero), respectively, on its Condensed Consolidated Balance Sheets related to these purchases.

19. REPORTABLE SEGMENTS

Operating segments are components of an enterprise where separate financial information is available and that are evaluated regularly by the Company’s CODM in deciding how to allocate resources and in assessing performance. The Company reports segment information based on the “management” approach and its CODM is its Chief Executive Officer.

The Company’s services are similar to one another in that they consist of oilfield services and related offerings, whose customers are oil and gas companies. The results of operations of the service offerings are regularly reviewed by the CODM for the Company for the purposes of determining resource and asset allocation and assessing performance. The Company has determined that it has two reportable segments, Production Services and Drilling and Evaluation Services. The CODM evaluates the operating results of its reportable segments primarily based on revenue and segment operating income. During the year-to-date period ended June 30, 2020, the Company modified its segment reporting disclosure to present segment operating income. The change better aligns the Company’s disclosure with the U.S. GAAP measure of profit used by the CODM in making decisions about allocating resources and assessing performance. Segment operating income does not include general corporate expenses as these expenses are not allocated to the Company’s reportable segments and not reported to the Company’s CODM.

Production Services that are offered depend on the well life cycle in which the services may fall. They include, but are not limited to, the following types of service offerings: coil tubing, stimulation and pumping, nitrogen services, completions, pipelines, cementing, laboratory services and filtration services.

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Drilling and Evaluation Services generates its revenue from the following service offerings: drilling and workover rigs, rig services, drilling services and rentals, fishing and remedials, directional drilling, turbines drilling, drilling fluids, wireline logging services, slickline services and well testing services.

The Company’s operations and activities are located within certain geographies, primarily the MENA region and the Asia Pacific region, which includes Malaysia, Indonesia and India.

Revenue from operations

	Quarter ended		Year-to-date period ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Reportable Segment:
Production Services	$139,034	$95,358	$272,224	$187,471
Drilling and Evaluation Services	64,215	64,541	130,324	124,132
Total revenue	$203,249	$159,899	$402,548	$311,603

Long-lived assets

	June 30, 2020	December 31, 2019
Reportable Segment:
Production Services	$308,746	$290,765
Drilling and Evaluation Services	137,193	115,241
Total Reportable Segments	445,939	406,006
Unallocated assets	12,222	13,301
Total long-lived assets	$458,161	$419,307

Operating income

	Quarter ended		Year-to-date period ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Reportable Segment:
Production Services	$20,217	$23,192	$41,545	$44,514
Drilling and Evaluation Services	8,334	9,413	16,202	14,892
Total Reportable Segments	28,551	32,605	57,747	59,406
Unallocated expenses	(10,693)	(10,610)	(21,374)	(17,303)
Total operating income	$17,858	$21,995	$36,373	$42,103

Revenue by geographic area

	Quarter ended		Year-to-date period ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Geographic Area:
MENA	$200,737	$158,082	$396,798	$307,627
Rest of World	2,512	1,817	5,750	3,976
Total revenue	$203,249	$159,899	$402,548	$311,603

Long-lived assets by geographic area

	June 30, 2020	December 31, 2019
Geographic area:
MENA	$449,029	$409,139
Rest of World	9,132	10,168
Total long-lived assets	$458,161	$419,307

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Cautionary Note Regarding Forward-Looking Statements

This Periodic Report on Form 6-K (this “Periodic Report”) contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this Periodic Report that are not statements of historical fact, the impact of the COVID-19 pandemic or the Company’s response to COVID-19, may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this Periodic Report may include, without limitation, statements regarding the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), expansion plans and opportunities, completion and integration of acquisitions, including the SAPESCO acquisition, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: estimates of the Company’s future revenue, expenses, capital requirements and the Company’s need for financing; the risk of legal complaints and proceedings and government investigations; the Company’s financial performance; success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors; current and future government regulations; developments relating to the Company’s competitors; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic and market conditions, particularly during extended periods of low oil and gas prices, political disturbances, war, terrorist acts, public health crises and threats, including risks from the COVID-19 outbreak, ongoing actions taken by businesses and governments and resulting significant disruption in international economies, the international financial and oil markets; international currency fluctuations, business and/or competitive factors; and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the SEC.

Readers are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this Periodic Report to reflect any new information or future events or circumstances or otherwise, except as required by law. Readers should read this Periodic Report in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

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ITEM 2. OPERATING AND FINANCIAL REVIEW

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated interim financial statements and related notes included in this Periodic Report. In addition, such analysis should be read in conjunction with the audited consolidated financial statements, the related notes, and the other information included in the Company’s Annual Report on Form 20-F for year ended December 31, 2019. The following discussion and analysis contain forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. Please read “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a regional provider of services to the oil and gas industry in the MENA and Asia Pacific regions. We currently operate in over 15 countries, with a strong presence in Saudi Arabia, Oman, Qatar, Algeria, UAE, and Iraq. Our vision was founded on creating a regional provider for oilfield services that offered a full portfolio of solutions for our customers throughout the region with a strong focus on supporting the economies in which we operate. We believe strongly in employing local staff and searching for opportunities to bring value into the region. With its vast reserves of oil and gas, the MENA region continues to dominate in its role as a vital source of global energy supply and stability. Our services include a broad suite of offerings that are essential in the drilling and completion of new oil and natural gas wells and in the remedial work on existing wells, both onshore and offshore, including completion services and equipment and drilling & evaluation services and equipment.

Factors Affecting our Results of Operations

Global E&P Trends and Oil Prices

We provide oilfield services to exploration and production companies with operations in the onshore and offshore oil and gas sectors in the MENA, particularly the Middle East, and Asia Pacific regions. Demand for our services is mainly driven by our customers’ operations and is therefore linked to global commodity prices and expectations about future prices, rig activity and other factors.

In December 2019, the emergence of a new strain of the COVID-19 was reported in China that has subsequently spread across China, MENA, and the rest of the world, including the United States. As a result of the outbreak, travel restrictions, quarantines, shelter-in-place orders and similar measures taken by governments and companies have had a significant impact on global commerce and the price of oil. Since early March 2020, the global oil markets have experienced a precipitous decline in oil prices in response to concerns regarding the potential impacts of the COVID-19 outbreak on worldwide oil demand and disputes over production cuts between Russia and OPEC. On April 20, 2020, oil prices for May deliveries of West Texas Intermediate (WTI) crude oil turned negative as demand for oil collapsed despite OPEC countries and Russia agreeing to cut production. Prices have subsequently rallied on the strength of production cuts from most oil producing countries.

To date, the recent outbreak of COVID-19 and decrease in worldwide oil prices and demand have not significantly impacted our business operations and financial position. The extent to which our future financial results are affected by COVID-19 will depend on factors and consequences beyond our control, such as the length and scope of the pandemic, further actions taken by governments and the private sector in response to the pandemic, and the rate and effectiveness of responses to combat COVID-19. The risk factors identified in our Annual Report on Form 20-F for the year ended December 31, 2019 could be further aggravated by the conditions of the global economy originating from COVID-19. In addition, our operational results may also be materially adversely affected in a manner that is either not currently known or that we do not currently consider to be a significant risk.

Cyclical Nature of Sector

The oilfield services sector is a highly cyclical industry. As a result, our operating results can fluctuate from quarter to quarter and period to period. However, due to the lower average cost per barrel in the Middle East and the need for infrastructure spending to sustain or increase current production levels of these oil rich countries, we believe that we are less affected by oil price volatility as compared to oilfield services companies that operate in other regions, as discussed below.

Drilling Environments

Based on energy industry data, offshore oil production currently provides an estimated 30% of all global oil supply; however, the bulk of oil production comes from onshore activity. We provide services to exploration and production (“E&P”) companies with both onshore and offshore drilling operations. Offshore drilling generally provides higher margins to service providers due to greater complexity, logistical challenges and the need for innovative solutions.

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Geographic Concentration; Middle Eastern Operations

Over 98% of our revenue has historically come from the MENA region, particularly the Middle East. The Middle East has almost half of the world’s proven oil reserves and accounts for almost a third of oil production, according to the BP Statistical Review of World Energy 2020 (69th edition). The countries in the Middle East account for nearly one-third of global oil production and given the low break-even price, it is a key region for oilfield service companies. Most oil and gas fields in the Middle East are legacy fields on land or in shallow waters. These fields are largely engaged in development drilling activity, driven by the need for redevelopment, enhanced oil recovery via stimulation and the drilling of new production wells. Further, a number of gas fields scheduled to be developed in the near future will require oilfield services. As a result, our capital expenditure and related financing needs may increase materially in the future.

In addition, regional drilling operations may be impacted by local political and economic trends. Due to the concentration of our operations in the MENA region, and particularly the Middle East, our financial condition and results of operations may be impacted by geopolitical, political or economic instability affecting the countries in which we operate, including reduced production and drilling activities and disruptions from the COVID-19 outbreak, extended periods of low oil prices and decreased oil demand, armed conflict, imposition of economic sanctions, changes in governments and currency devaluations, among others.

Many MENA countries rely on the energy sector as the major source of national revenues. Even at lower oil and gas prices, such oil and gas dependent economies have continued to maintain significant production and drilling activities. Further, given that Middle East markets have among the lowest break-even prices, they can continue to produce profitably at significantly lower commodity prices.

Key Components of Revenues and Expenses

Revenues

We earn revenue from our broad suite of oilfield services, including coiled tubing, hydraulic fracturing, cementing, stimulation and pumping, well testing services, drilling services and rental, fishing and remediation, drilling and workover rigs, nitrogen services, wireline logging services, turbines drilling, directional drilling, filtration services and slickline services, among others. Revenues are recognized when performance obligations are satisfied in accordance with contractual terms, in an amount that reflects the consideration the Company expects to be entitled to in exchange for services rendered or rentals provided. A performance obligation arises under contracts with customers to render services or provide rentals and is the unit of account under Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. The Company accounts for services rendered and rentals provided separately if they are distinct and the service or rental is separately identifiable from other items provided to a customer and if a customer can benefit from the services rendered or rentals provided on its own or with other resources that are readily available to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. A contract’s standalone selling prices are determined based on the prices that the Company charges for its services rendered and rentals provided. Most of the Company’s performance obligations are satisfied over time, which is generally represented by a period of 30 days or less. The Company’s payment terms vary by the type of products or services offered. The term between invoicing and when the payment is due is typically 30-60 days.

Cost of services

Cost of services primarily includes staff costs for service personnel, purchase of non-capitalized material and equipment (such as tools and rental equipment), depreciation relating to capital assets used in our operations, vehicle and equipment rental and maintenance and repair.

Selling, general and administrative (“SG&A”)

SG&A expense primarily includes salary and employee benefits for non-production personnel (primarily management and administrative personnel), professional service fees, office facilities and equipment, office supplies and non-capitalized office equipment and depreciation of office furniture and fixtures.

Amortization

Amortization expense primarily includes amortization of intangible assets associated with acquired customer contracts, trademarks and tradenames.

Interest expense, net

Interest expense primarily consists of interest on outstanding debt, net of interest income.

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Other income (expense), net

Other operating income (expenses) primarily consists of gain/loss on disposal of Property, plant and equipment, net, bank charges and foreign exchange gains and losses.

Key Performance Indicators

Historically, we have tracked two principal non-financial performance indicators that are important drivers of our results of operations: rig count and oil price. Oil price is important because the level of spending by E&P companies, our principal customers, is significantly influenced by anticipated future prices of oil, which is typically indicative of expected supply and demand. Changes in E&P spending, in turn, typically result in an increased or decreased demand for our services. Rig count, particularly in the regions in which we operate, is an indicator of the level of activity and spending by our E&P customers and has historically been an important indicator of our financial performance and activity levels. More recently, our customers in certain parts of the MENA region have increased their efforts to commercialize natural gas, particularly from unconventional formations. Over time, we anticipate that the market for natural gas will also become a key performance indicator for the Company.

The following table shows rig count (Source: Baker Hughes Published Rig Count Data) and oil prices as of the dates indicated:

	As of June 30,
	2020	2019

Rig count:
MENA	385	476
Rest of World – outside of North America	396	662
Total	781	1,138

Brent Crude (per barrel)	$41.64	$64.74

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Basis of Presentation of Financial Information

Segments

We operate our business and report our results of operations through two operating and reporting segments, Production Services and Drilling and Evaluation Services, which aggregate services performed during distinct stages of a typical life cycle of an oil well.

Production Services. Our Production Services segment includes the results of operations from services that are generally offered and performed during the production stage of a well’s lifecycle. These services mainly include coiled tubing, cementing, stimulation and pumping, nitrogen services, filtration services, completions, pipelines, laboratory services and artificial lift services. Our Production Services accounted for 68%, 60%, 68% and 60% for the quarter ended June 30, 2020, the quarter ended June 30, 2019, the year-to-date period ended June 30, 2020, and the year-to-date period ended June 30, 2019, respectively.

Drilling and Evaluation Services. Our Drilling and Evaluation Services segment includes the results of operations from services that are generally offered and performed during pre-production stages of a well’s lifecycle and related mainly to the operation of oil rigs. The services mainly include well testing services, drilling services and rental, fishing and remediation, drilling and workover rigs, wireline logging services, turbines drilling, directional drilling, slickline services and drilling fluids, among others. Our Drilling and Evaluation Services accounted for 32%, 40%, 32% and 40% for the quarter ended June 30, 2020, the quarter ended June 30, 2019, the year-to-date period ended June 30, 2020, and the year-to-date period ended June 30, 2019, respectively.

See Item 4B, “Business Overview” in our Annual Report on Form 20-F for the year ended December 31, 2019, which is hereby incorporated by reference into this Periodic Report, for a description of our reportable segments.

Results of Operations

The discussions below relating to significant line items from our Condensed Consolidated Statements of Operations are based on available information and represent our analysis of significant changes or events that impact the fluctuations in or comparability of reported amounts. Where appropriate, we have identified specific events and changes that affect comparability or trends. In addition, the discussions below for revenues are on an aggregate basis for each fiscal period, as the business drivers for all services are similar.

2020 compared to 2019

The following table presents our consolidated income statement data for the periods indicated:

	Quarter ended		Year-to-date period ended
Description	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Revenues	$203,249	$159,899	$402,548	$311,603
Cost of services	(164,343)	(116,893)	(322,613)	(231,390)
Gross profit	38,906	43,006	79,935	80,213
Selling, general and administrative expenses	(17,114)	(17,062)	(35,741)	(30,107)
Amortization	(3,934)	(3,949)	(7,821)	(8,003)
Operating income	17,858	21,995	36,373	42,103
Interest expense, net	(4,165)	(5,750)	(8,675)	(9,680)
Other income / (expense), net	(309)	(438)	(420)	(499)
Income before income tax	13,384	15,807	27,278	31,924
Income tax expense	(2,848)	(4,451)	(5,375)	(7,394)
Net income / (loss)	10,536	11,356	21,903	24,530
Net income / (loss) attributable to non-controlling interests	-	-	-	-
Net income attributable to shareholders	$10,536	$11,356	$21,903	$24,530

Revenue. Revenue was $203.2 million for the quarter ended June 30, 2020, compared to $159.9 million for the quarter ended June 30, 2019, and $402.5 million for the year-to-date period ended June 30, 2020, compared to $311.6 million for the year-to-date period ended June 30, 2019.

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The table below presents our revenue by segment for the periods indicated:

	Quarter ended		Year-to-date period ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Reportable Segment:
Production Services	$139,034	$95,358	$272,224	$187,471
Drilling and Evaluation Services	64,215	64,541	130,324	124,132
Total revenue	$203,249	$159,899	$402,548	$311,603

Production Services revenue was $139.0 million for the quarter ended June 30, 2020, compared to $95.4 million for the quarter ended June 30, 2019, and $272.2 million for the year-to-date period ended June 30, 2020, compared to $187.5 million for the year-to-date period ended June 30, 2019. The increase in revenue was primarily due to increased hydraulic fracturing activities in Saudi Arabia.

Drilling and Evaluation Services revenue was $64.2 million for the quarter ended June 30, 2020, compared to $64.5 million for the quarter ended June 30, 2019, and $130.3 million for the year-to-date period ended June 30, 2020, compared to $124.1 million for the year-to-date period ended June 30, 2019. The increase in revenue was primarily due to higher logging and slickline activities in Saudi Arabia.

Cost of services. Cost of services was $164.3 million for the quarter ended June 30, 2020, compared to $116.9 million for the quarter ended June 30, 2019, and $322.6 million for the year-to-date period ended June 30, 2020, compared to $231.4 million for the year-to-date period ended June 30, 2019. Cost of services as a percentage of total revenue was 81%, 73%, 80% and 74% for the quarter ended June 30, 2020, the quarter ended June 30, 2019, the year-to-date period ended June 30, 2020, and the year-to-date period ended June 30, 2019, respectively. The change in cost of services as percentage of total revenue is mainly due to a change in revenue mix between business lines with lower and higher margins. Cost of services included depreciation expense $26.4 million, $16.0 million, $51.8 million and $30.5 million for the quarter ended June 30, 2020, the quarter ended June 30, 2019, the year-to-date period ended June 30, 2020, and the year-to-date period ended June 30, 2019, respectively. Depreciation expense has increased due to additional capital expenditures throughout the second half of 2019 and into the first half of 2020.

Gross profit. Gross profit as a percentage of total revenue was 19%, 27%, 20% and 26% for the quarter ended June 30, 2020, the quarter ended June 30, 2019, the year-to-date period ended June 30, 2020, and the year-to-date period ended June 30, 2019, respectively. The change in trend is described under “Revenue” and “Cost of services.”

Selling, general and administrative expenses. SG&A expense, which represents costs associated with managing and supporting our operations, was $17.1 million for the quarter ended June 30, 2020, compared to $17.1 million for the quarter ended June 30, 2019, and $35.7 million for the year-to-date period ended June 30, 2020, compared to $30.1 million for the year-to-date period ended June 30, 2019. SG&A as a percentage of total revenue was 8%, 11%, 9% and 10% for the quarter ended June 30, 2020, the quarter ended June 30, 2019, the year-to-date period ended June 30, 2020, and the year-to-date period ended June 30, 2019, respectively. The increase in expenses year-to-date-period over year-to-date-period is primarily due to a corresponding increase in the Company’s activity volume.

Amortization expense. Amortization expense $3.9 million for the quarter ended June 30, 2020, compared to $3.9 million for the quarter ended June 30, 2019, and $7.8 million for the year-to-date period ended June 30, 2020, compared to $8.0 million for the year-to-date period ended June 30, 2019. Amortization expense is driven mainly by acquired intangible assets resulting from the acquisitions of GES and NPS in 2018 and to a lesser extent, intangible assets acquired in the acquisition of SAPESCO during the second quarter of 2020.

Interest expense, net. Interest expense, net, was $4.2 million for the quarter ended June 30, 2020, compared to $5.8 million for the quarter ended June 30, 2019, and $8.7 million for the year-to-date period ended June 30, 2020, compared to $9.7 million for the year-to-date period ended June 30, 2019. The decrease in interest expense during the periods ended June 30, 2020, as compared to periods ended June 30, 2019, is mainly attributable to lower interest rates obtained in the May 2019 refinancing of our credit facilities.

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Other (expense) income, net. Other (expense) income, net, was ($0.3) million for the quarter ended June 30, 2020, compared to ($0.4) million for the quarter ended June 30, 2019, and ($0.4) million for the year-to-date period ended June 30, 2020, compared to ($0.5) million for the year-to-date period ended June 30, 2019. Differences between periods were mainly attributed to losses and gains on Property, plant and equipment, net.

Income tax expense (benefit). Income tax expense (benefit) was $2.8 million for the quarter ended June 30, 2020, compared to $4.5 million for the quarter ended June 30, 2019, and $5.4 million for the year-to-date period ended June 30, 2020, compared to $7.4 million for the year-to-date period ended June 30, 2019. See Note 17, Income taxes, to our condensed consolidated interim financial statements included in Part 1, Item 1, “Financial Statements (Unaudited)” of this Periodic Report.

Net income. Net income was $10.5 million for the quarter ended June 30, 2020, compared to $11.4 million for the quarter ended June 30, 2019, and $21.9 million for the year-to-date period ended June 30, 2020, compared to $24.5 million for the year-to-date period ended June 30, 2019.

Supplemental Segment Operating Income Discussion

	Quarter ended		Year-to-date period ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Reportable Segment:
Production Services	$20,217	$23,192	$41,545	$44,514
Drilling and Evaluation Services	8,334	9,413	16,202	14,892

Production Services segment operating income was $20.2 million for the quarter ended June 30, 2020, compared to $23.2 million for the quarter ended June 30, 2019, and $41.5 million for the year-to-date period ended June 30, 2020, compared to $44.5 million for the year-to-date period ended June 30, 2019.

Drilling and Evaluation segment operating income was $8.3 million for the quarter ended June 30, 2020, compared to $9.4 million for the quarter ended June 30, 2019, and $16.2 million for the year-to-date period ended June 30, 2020, compared to $14.9 million for the year-to-date period ended June 30, 2019.

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Liquidity and Capital Resources

Our objective in financing our business is to maintain sufficient liquidity, adequate financial resources and financial flexibility to fund the requirements of our business. We had cash and cash equivalents of $79.3 million as of June 30, 2020, and $73.2 million as of December 31, 2019. Our outstanding long-term debt was $335.5 million as of June 30, 2020, and $330.6 million as of December 31, 2019. We believe that our cash on hand, cash flows generated from operations, and liquidity available through our credit facilities, including recently drawn facilities, will provide sufficient liquidity to manage our global cash needs. See “Capital Resources” below.

To date, the recent outbreak of COVID-19 and decrease in worldwide oil prices and demand have not significantly impacted our business operations and financial position. The extent to which these events impact our business operations and financial position, in particular our liquidity position and capital resources, will depend on future developments, which are highly uncertain and cannot be predicted by our management. Any continued period of extreme economic disruption, low oil prices, and reduced demand for our products and services may have a material adverse impact on our business, results of operations, access to sources of liquidity and financial condition. In view of such uncertainty, we have reevaluated the timing and extent of our planned capital expenditures and updated our cash flow forecasts to be prepared for potential liquidity risks due to customer activity and/or collection slowdowns. We may increase or further decrease our capital budget as circumstances change.

Cash Flows

Cash flows provided by (used in) each type of activity were as follows for the periods presented:

(in US$ thousands)

	Year-to-date period ended June 30, 2020	Year-to-date period ended June 30, 2019
Cash Provided by (used in):
Operating Activities	$52,599	$20,056
Investing Activities	(46,214)	(51,409)
Financing Activities	(304)	76,123
Effect of exchange rate changes on cash	35	(19)

Net change in cash and cash equivalents	$6,116	$(4,957)

Operating Activities

Cash flows provided by operating activities were $52.6 million for the year-to-date period ended June 30, 2020, compared to cash flows provided by operating activities of $20.1 million for the year-to-date period ended June 30, 2019. Cash flows from operating activities increased by $32.5 million in the year-to-date period ended June 30, 2020, compared to year-to-date period ended June 30, 2019, primarily due to an increase in non-cash depreciation expense, improved accounts receivable collections net of growth in unbilled revenue, and better cash management of accounts payable.

Investing Activities

Cash flows used in investing activities were $46.2 million for the year-to-date period ended June 30, 2020, compared to cash flows used in investing activities of $51.4 million for the year-to-date period ended June 30, 2019. The difference between periods was primarily due to the change in timing of cash payments for capital expenditures. Our principal recurring investing activity is the funding of capital expenditures to ensure that we have the appropriate levels and types of machinery and equipment in place to generate revenue from operations. Cash flows used in investing activities for the period ended June 30, 2020 also includes a cash inflow related to cash acquired in the SAPESCO acquisition due to a temporary delay in cash payments to the sellers until the third quarter of 2020.

Financing Activities

Cash flows used in financing activities were $0.3 million for the year-to-date period ended June 30, 2020, compared to cash flows provided by financing activities of $76.1 million for the year-to-date period ended June 30, 2019. The shift between 2019 and 2020 is primarily attributable to the May 2019 refinancing of our credit facilities which did not recur in the 2020 period.

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Credit Facilities

As of and after June 30, 2020, we had the following principal credit facilities and instruments outstanding or available:

Secured Facilities Agreement

On May 5, 2019, the Company entered into a $450.0 million term loan, revolving credit, and working capital facilities agreement (the “Secured Facilities Agreement”) with Arab Petroleum Investments Corporation (“APICORP”) – Bahrain Banking Branch, HSBC Bank Middle East Limited (“HSBC”), Mashreqbank PSC and Saudi British Bank acting as initial mandated lead arrangers and bookrunners, Mashreqbank PSC acting as global agent, APICORP and Mashreqbank PSC acting as security agents, NPS Bahrain for Oil & Gas Wells Services WLL (“NPS Bahrain”) and its Kuwait branch, Gulf Energy SAOC and National Petroleum Technology Company as borrowers, and HSBC, Mashreqbank PSC, APICORP and Saudi British Bank, as the “Lenders.” On May 23, 2019 and June 20, 2019, the Company entered into $35.0 million and $40.0 million Incremental Facilities Agreements, respectively, increasing the size of the Secured Facilities Agreement to $485.0 million and $525.0 million, respectively. During the quarter ended June 30, 2020, the Secured Facilities Agreement was reduced to $520.6 million primarily as a result of the non-renewal of a project-specific letter of credit.

The $520.6 million Secured Facilities Agreement consists of a $300.0 million term loan due 2025 (the “Term Loan” or “Secured Term Loan”), a $65.0 million revolving credit facility due 2023 (“RCF” or “Secured Revolving Credit Facility”), and a $155.6 million working capital facility. Borrowings under the Term Loan and RCF incur interest at the rate of three-month LIBOR plus 2.4% to 2.7% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the Secured Facilities Agreement. As of June 30, 2020, and December 31, 2019, this resulted in an interest rate of 2.9% and 4.3%, respectively. As of June 30, 2020, and December 31, 2019, the Company had drawn $300.0 million and $300.0 million, respectively, of the Term Loan and $65 million and $50.0 million, respectively, of the RCF.

The RCF was obtained for general corporate and working capital purposes including capital expenditure related requirements and acquisitions (including transaction related expenses). The RCF requires the payment of a commitment fee each quarter. The commitment fee is computed at the rate of 0.60% per annum based on the average daily amount by which the borrowing base exceeds the outstanding borrowings during each quarter. Under the terms of the RCF, the final settlement is due by May 6, 2023. The Company is required to repay the amount of any principal balance outstanding together with any unpaid accumulated interest at three-month LIBOR plus 2.4% to 2.7% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the Secured Facilities Agreement. The Company is permitted to make any prepayment under this RCF in multiples of $5.0 million during this 4-year period up to May 6, 2023. Any unutilized balances from the RCF can be drawn down again during the 4-year tenure at the same terms. As of June 30, 2020, and December 31, 2019, the Company had $0 million and $15.0 million, respectively, available to be drawn under the RCF.

The Secured Facilities Agreement also includes a working capital facility of $155.6 million for issuance of letters of guarantee and letters of credit and refinancing letters of credit over a period of one year, which carries an interest rate equal to three-month U.S. Dollar LIBOR for the applicable interest period, plus a margin of 1.00% to 1.25% per annum. As of June 30, 2020, and December 31, 2019, the Company had utilized $127.4 million and $134.2 million, respectively, under this working capital facility and the balance of $28.2 million and $25.8 million, respectively, was available to the Company.

The Company has also retained legacy bilateral working capital facilities from HSBC totaling $24.4 million and $30.4 million at June 30, 2020 and December 31, 2019, respectively, in Qatar ($10.4 million at June 30, 2020, $16.4 million at December 31, 2019), in the UAE ($13.9 million at both June 30, 2020 and December 31, 2019) and in Kuwait ($0.1 million at both June 30, 2020 and December 31, 2019). As of June 30, 2020, and December 31, 2019, the Company had utilized $19.4 million and $24.1 million, respectively, under this working capital facility and the balance of $5.0 million and $6.3 million, respectively, was available to the Company.

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Utilization of the working capital facilities under both the legacy arrangement and Secured Facilities Agreement comprises letters of credit issued to vendors, guarantees issued to customers, vendors, and others, and short-term borrowings used to settle letters of credit. Once a letter of credit is presented for payment by the vendor, the Company at its election can settle the letter of credit from available cash or leverage short-term borrowings that will be repaid quarterly over a one-year period. Until a letter of credit is presented for payment by the vendor, it is disclosed as an off-balance sheet obligation. For additional discussion of outstanding letters of credit and guarantees, see Note 14, Commitments and Contingencies.

The Secured Facilities Agreement includes covenants that specify maximum leverage (Net Debt / EBITDA) up to 3.50, minimum debt service coverage ratio (Cash Flow / Debt Service) of at least 1.25, and interest coverage (EBITDA / Interest) of at least 4.00. The Company was in compliance with all financial covenants as of both June 30, 2020 and December 31, 2019.

CIB Long-Term Debt

As part of the SAPESCO transaction, the Company assumed a $21 million debt obligation with Commercial International Bank (collectively, “CIB Long-Term Debt”). Under the terms of its arrangement with CIB, the Company will repay $11 million of this balance during the third quarter of 2020 with the remaining $10 million due on July 20, 2021. Borrowings under the CIB Long-Term Debt incur interest at 2% per annum over 6 months LIBOR (to be settled on quarterly basis) plus 50 basis points per annum. As of June 30, 2020, this resulted in an interest rate of 4.4%. The CIB Long-Term Debt (collectively with the CIB Short-Term Debt, discussed below) includes covenants that specify maximum leverage (Total Liabilities / Equity) up to 1.3, minimum debt service coverage ratio ((Cash operating profits after tax + depreciation - annual maintenance for equipment)/(Financial payments + profit sharing for the same period)) of at least 1, and minimum current rate (Current Assets / Current Liabilities) of at least 1.00. The Company was in compliance with all financial covenants as of June 30, 2020.

CIB Short-Term Debt

As part of the SAPESCO transaction, the Company assumed a $2.6 million debt obligation with Commercial International Bank (collectively, “CIB Short-Term Debt”) for working capital and overdraft purposes. The balances are due no later than September 16, 2020. The CIB Short-Term Debt facilities include a $1.5 million U.S. Dollar time loan facility, a E£2 million Egyptian Pound time loan facility, and a E£10 million Egyptian pound time loan overdraft facility, and $13.8 million U.S. dollars in letters of guarantee.

The U.S. Dollar time loan facility accrues interest at 2.25% per annum over 3 months LIBOR plus 50 basis points per annum of the Highest Monthly Debit Balance (“HMDB”) commission. The Egyptian Pound time loan and overdraft facilities accrue interest at 0.75% per annum over Corridor Offer Rate plus 50 basis points per annum, HMDB commission.

As of June 30, 2020, the CIB Short-Term Debt resulted in an interest rate of 4.6% and 10.6%, respectively, for the U.S. Dollar and Egyptian Pound denominated facilities. As of June 30, 2020, the Company had utilized $1.3 million of the U.S. Dollar time loan facility, E£2.0 million of the Egyptian Pound time loan facility, and E£7.8 million of the Egyptian pound time loan overdraft facility, and $8.5 million in letters of guarantee, with the balances of $0.2 million, E£0 (zero) million, and E£2.2 million, and $5.3 million, respectively, available to the Company.

ABK Short-Term Debt

As part of the SAPESCO transaction, the Company assumed a $3.1 million debt obligation with Al Ahli Bank of Kuwait (collectively, “ABK Short-Term Debt”) for working capital and overdraft purposes. The balance is due no later than September 16, 2020. The ABK Short-Term Debt facilities include a $3.2 million U.S. Dollar time loan facility and $0.2 million U.S. dollars in letters of guarantee. The ABK Short-Term Debt accrues interest at 1.65% per annum over Corridor Offer Rate. As of June 30, 2020, this resulted in an interest rate of 10.9%. As of June 30, 2020, the Company had utilized $2.9 million of the ABK Short-Term Debt facility and $0.2 million in letters of guarantee with $0 (zero) and $0 million, respectively, available to the Company. There are no financial covenants associated with the ABK Short-Term Debt.

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Capital Resources

In the next twelve months, we believe cash on hand, cash flows from operating activities and available credit facilities, including those of our subsidiaries, will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures and mergers and acquisitions, and support the development of our short-term operating strategies. Although varying in approach by jurisdiction, the Company can make use of excess cash generated in a particular jurisdiction to fund cash needs of other jurisdictions.

We plan to pursue strategic acquisitions as an element of our business strategy. The timing, size or success of any acquisition and the associated potential capital commitments are unpredictable and uncertain. We may seek to fund all or part of any such acquisition with proceeds from debt or equity issuances, or may issue equity directly to the sellers, in any such acquisition, or any combination thereof. Our ability to obtain capital for strategic acquisitions will depend on our future operating performance, financial condition and, more broadly, on the availability of equity and debt financing. Capital availability will be affected by prevailing conditions in our industry, the global economy, the global financial markets and other factors, many of which are beyond our control. In addition, any additional debt service requirements we take on could be based on higher interest rates and shorter maturities and could impose a significant burden on our results of operations and financial condition, and the issuance of additional equity securities could result in significant dilution to our shareholders.

Other Factors Affecting Liquidity

Customer receivables. In line with industry practice, we bill our customers for our services in arrears and are, therefore, subject to our customers delaying or failing to pay our invoices. In weak economic environments, we may experience increased delays and failures to pay our invoices due to, among other reasons, a reduction in our customers’ cash flow from operations and their access to the credit markets as well as unsettled political conditions. If our customers delay paying or fail to pay us a significant amount of our outstanding receivables, it could have a material impact on our liquidity, consolidated results of operations and consolidated financial condition.

Shelf registration statement. On August 23, 2019, the Company filed a shelf registration statement on Form F-3 with the SEC. On September 13, 2019, the SEC declared the shelf registration statement effective. The shelf registration statement gives the Company the ability to sell up to $300.0 million of the Company’s ordinary shares from time to time in one or more offerings. The specific terms, including the amount, of any ordinary shares to be sold in such an offering, if it does occur, would be described in supplemental filings with the SEC. The shelf registration statement currently provides the Company additional flexibility about potential financings that it may undertake when market conditions permit. The shelf registration statement will expire in 2022.

For other matters affecting liquidity, see Item 5E, “Off-Balance Sheet Arrangements” below.

Off-Balance Sheet Arrangements

Letters of credit. The Company had outstanding letters of credit amounting to $16.3 million and $21.2 million as of June 30, 2020, and December 31, 2019, respectively.

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Guarantee agreements. In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees which totaled $105.7 million and $99.1 million as of June 30, 2020, and December 31, 2019, respectively. We have also entered into cash margin guarantees totaling $5.2 million and $5.8 million at June 30, 2020, and December 31, 2019, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our condensed consolidated interim financial statements.

Contractual Obligations

The information in the Annual Report on Form 20-F for the year ended December 31, 2019 under the section entitled “Tabular Disclosure of Contractual Obligations” in Part I, Item 5F, is hereby incorporated by reference into this Periodic Report. As of June 30, 2020, there were no material changes to this disclosure regarding our contractual obligations except as it relates to our estimated principal payments for long-term debt, principal payments for short-term debt, estimated interest payments, operating leases, capital lease obligations, and employees’ end of service benefits.

As a result of the Company entering into a second capital lease for hydraulic fracturing equipment during the quarter ended June 30, 2020, our future contractual obligations related to estimated capital leases increased by $6.9 million. As of June 30, 2020, for estimated future minimum lease commitments, we anticipate paying an additional $2.6 million in less than 1 year, $4.3 million from 1 to 3 years in the future, and $0 (zero) from 3-5 years into the future.

As a result of the SAPESCO business combination, our future contractual obligations related to principal payments for long-term debt, principal payments for short-term debt, estimated interest payments, operating leases, capital lease obligations, and employees’ end of service benefits have all increased. For obligations related to principal payments for long-term debt, we anticipate paying an additional $10.9 million in less than 1 year, $10 million from 1 to 3 years in the future, and $0 (zero) from 3-5 years into the future. For obligations related to principal payments for short-term debt, we anticipate paying an additional $5.1 million in less than 1 year, $0 (zero) from 1 to 3 years in the future, and $0 (zero) from 3-5 years into the future. For obligations related to estimated interest payments, we anticipate paying an additional $0.4 million in less than 1 year, $0.1 million from 1 to 3 years in the future, and $0 (zero) from 3-5 years into the future. For obligations related to estimated operating lease payments, we anticipate paying an additional $0.3 million in less than 1 year, $0.1 million from 1 to 3 years in the future, and $0 (zero) from 3-5 years into the future. For estimated future minimum lease commitments on capital leases, we anticipate paying an additional $1.0 million in less than 1 year, $2.3 million from 1 to 3 years in the future, and $0 (zero) from 3-5 years into the future. For estimated employees’ end of service benefits, we anticipate paying an additional $0 (zero) in less than 1 year, $0 (zero) from 1 to 3 years in the future, $0 (zero) from 3-5 years into the future, and $0.9 million more than 5 years into the future.

Critical Accounting Policies and Estimates

The information in the Annual Report on Form 20-F for the year ended December 31, 2019 under the section entitled “Critical Accounting Policies and Estimates” in Part I, Item 5A, is hereby incorporated by reference into this Periodic Report. As of June 30, 2020, there were no material changes to this disclosure regarding our Critical Accounting Policies and Estimates made in the Annual Report.

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ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include transaction gains and losses associated with transactions denominated in currencies other than a location’s functional currency.

US dollar balances in the United Arab Emirates, Saudi Arabia, Oman and Qatari entities are not considered to represent significant currency risk as the respective currencies in these countries are pegged to the U.S. dollar. Our foreign currency risk arises from the settlement of transactions in currencies other than our functional currency, specifically in Algerian Dinar, Egyptian Pound, Libyan Dinar, and Iraqi Dinar. However, customer contracts in these countries are largely denominated in U.S. dollars.

Credit Risk

Credit risk is the risk that one party to a financial instrument may fail to discharge an obligation and cause the other party to incur a financial loss. We are exposed to credit risk on our accounts receivable, unbilled revenue, and other receivables and certain other assets (such as bank balances) as reflected in our Condensed Consolidated Balance Sheet, with the maximum exposure equaling the carrying amount of these assets in the Condensed Consolidated Balance Sheet. We seek to manage our credit risk with respect to banks by only dealing with reputable banks (our cash and cash equivalents are primarily held with banks and financial institution counterparties that are rated A1 to Baa3, based on Moody’s ratings) and with respect to customers by monitoring outstanding receivables and following up on outstanding balances. Management also considers the factors that may influence the credit risk of its customer base, including the default risk of the industry and the country in which our customers operate. We sell our products to a variety of customers, mainly to national oil companies in the MENA and Asia Pacific regions.

Liquidity Risk

Liquidity risk is the risk that we may not be able to meet our financial obligations as they fall due. Our approach to managing liquidity risk is to ensure, as far as possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable costs or liabilities. We maintain cash flow forecasts to monitor our liquidity position.

Accounts payable are normally settled within the terms of purchase from the supplier. We believe cash on hand, cash flows from operating activities and the available credit facilities will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, and support the development of our short-term and long-term operating strategies.

Market Risk

We are exposed to market risks primarily from changes in interest rates on our long-term borrowings as well as fluctuations in foreign currency exchange rates applicable to our foreign subsidiaries and where local exchange rates are not pegged to the U.S. dollar (Algeria, Libya, Egypt and Iraq). However, the foreign exchange risk is largely mitigated by the fact that all customer contracts are denominated in U.S. dollars.

We do not use derivatives for trading purposes, to generate income or to engage in speculative activity.

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ITEM 4. INTERNAL CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that material information required to be disclosed in our reports that we submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended), were not effective as of the end of the period covered by this Periodic Report due to the material weaknesses in our internal control over financial reporting described below.

In addition, in light of the COVID-19 outbreak, a fair number of our office-based support personnel are working remotely. In response to the incremental risks associated with employees working remotely using online collaboration tools, we have updated our Cyber Security Policy and required additional training.

Material Weaknesses identified as of December 31, 2019

In connection with the audit of the Company’s financial statements for the year ended December 31, 2019, management and the Company’s independent registered public accounting firm identified a material weakness in the Company’s internal control over financial reporting. It was concluded that the Company did not maintain an effective control environment over its financial reporting process by providing sufficient resources and technical expertise over accounting for income taxes in accordance with ASC 740. The operators of review controls over accounting for income taxes did not have sufficient information to perform an effective review to ensure compliance with U.S. GAAP. Specific observations contributing to this material weakness include: 1) management’s control of identifying appropriate balance sheet classification of certain income tax balances did not operate effectively; and 2) management did not have appropriate review controls to identify all disclosures required under ASC 740. Notwithstanding the identified material weakness, all required accounting entries have been reflected in our condensed consolidated interim financial statements. If left unremediated, the material weakness could result in future material misstatement of the condensed consolidated interim financial statements that would not be prevented or detected.

Management is evaluating changes designed to increase the effectiveness of its review controls over financial reporting processes and to ensure sufficient expertise and resources are allocated to verify compliance with U.S. GAAP. Changes since December 31, 2019 have included a debrief of the year-end 2019 process and findings and a change in personnel preparing tax computations. In the third quarter, management anticipates further redesign of the tax workbook and schedules. As the Company continues to evaluate and work to improve its internal control over financial reporting, management may execute additional measures to modify the remediation actions described above. Management will continue to review and make necessary changes to the overall design of the Company’s internal control.

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PART II - OTHER INFORMATION

Item 1. Legal Proceedings.

We are not and have not been involved in any material legal proceedings, other than legal proceedings in the ordinary course of business incidental to our business. Although no assurances can be given about the final outcome of pending legal proceedings, at the present time we are not a party to any legal proceeding or investigation that, in the opinion of management, is likely to have a material impact on our business, financial condition or results of operations.

There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial shareholder of more than five percent of voting securities, is an adverse party or has a material interest adverse to the above-mentioned Company’s interest.

Item 1A. Risk Factors.

Risks Relating to Our Business and Operations

There are several factors that affect our business and operations, many of which are beyond our control. In addition to information set forth in this Periodic Report, careful consideration should be given to the risk factors discussed under the caption “Risk Factors” in Part I, Item 3D of the Annual Report on Form 20-F for the year ended December 31, 2019, which could have a material impact on our business, financial condition or results of operations and are hereby incorporated by reference into this Periodic Report. Such risks are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also have a material impact on our business, financial condition or results of operations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL ENERGY SERVICES REUNITED CORP.

Date: August 6, 2020		/s/ Sherif Foda
	Name:	Sherif Foda
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: August 6, 2020		/s/ Christopher L. Boone
	Name:	Christopher L. Boone
	Title:	Chief Financial Officer
(Principal Financial and Accounting Officer)

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